December 13, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Schroeder, John Spitz, Tony Aldave and Susan Block

RE:	Swiftmerge Acquisition Corp.

Registration Statement on Form S-1

Filed December 2, 2021

File No. 333-254633

Request for Acceleration

Ladies and Gentlemen:

Reference is made to our letter dated December 9, 2021, requesting the acceleration of effectiveness of the above-referenced registration statement. The undersigned hereby withdraws its earlier acceleration request and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Swiftmerge Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern time, on December 14, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 460 copies of the preliminary prospectus, dated December 2, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Warren Fixmer
Name: Warren Fixmer
Title: Managing Director

[Signature Page to Acceleration Request Letter]